

GAMCO
INVESTORS

One Corporate Center
Rye, NY 10580-1422
t 914.921.3900
f 914.921.5099
GABELLI COM

July 10, 2019

Mr. Scott A. Buckhout
President and Chief Executive Officer
CIRCOR International, Inc.
30 Corporate Drive, Suite 200
Burlington, MA 01803

Dear Scott:

Our team thanks Chadi, Dave and yourself for bringing us up to date on the dynamics unfolding on a fundamental basis for CIRCOR as well as those involving Crane.

It is clear to us that a small cap company like yours should have a combined CEO/Chairman.

Our Proxy Voting Committee is evaluating whether we should make that proposal at the upcoming annual meeting. We will share their decision shortly.

On another note, it is clear that we share your convictions on your earnings dynamics but are also concerned about the unknown in which, even with the exit of non-core assets, you would still have a lack of a margin of safety with regards to your financial flexibility.

Along those lines, clearly, we as holders both of CIRCOR as well as Crane, are biased towards a discussion on CIRCOR's part with Crane about your present value of your future stream of opportunity and the current price of $48 and how close they are coming to the risk adjusted numbers supplied by your outside advisors.

With best wishes, I am

Sincerely,



Mario J. Gabelli

CC: George Maldonado

MJG:bd